UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
October 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: October 26, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO

Fibria Celulose S.A.
Unaudited Consolidated Financial
Information at September 30, 2011
and Review Report of Independent
Accountants

Review Report of Independent Accountants

To the Board of Directors and Shareholders
Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., included in the Quarterly Information (ITR) Form for the quarter ended September 30, 2011, comprising the balance sheet and the statements of income for the nine months and three months periods then ended, and the statements of changes in equity and of cash flows for the nine months period then ended and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the rules and regulations of the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated
Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the rules and regulations of the Brazilian Securities Commission (CVM).

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Other Matters

Interim Statements of Value Added

We have also reviewed the consolidated interim statements of value added for the nine months period ended September 30, 2011, which are required to be presented in accordance with rules and regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.

São Paulo, October 25, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça
Contador CRC 1SP196994/O-2

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Consolidated Balance Sheets
In thousands of reais

Assets	September 30, 2011	December 31, 2010
	(Unaudited)
Current
Cash and cash equivalents (Note 5)	319,087	431,463
Marketable securities (Note 6)	1,784,442	1,640,935
Derivative instruments (Note 7)		80,502
Trade accounts receivable, net (Note 8)	1,006,385	1,138,176
Inventories (Note 9)	1,291,536	1,013,841
Recoverable taxes (Note 10)	308,261	282,423
Assets held for sale (Note 23)	620,833	1,196,149
Other receivables	136,276	115,165

	5,466,820	5,898,654

Non-current
Derivative instruments (Note 7)		52,470
Related parties receivables (Note 12)	5,563	5,307
Deferred taxes (Note 11)	1,208,958	1,332,025
Recoverable taxes (Note 10)	638,087	590,967
Advances to suppliers	715,985	693,490
Other receivables	152,797	145,768
Investments	7,580	8,301
Biological assets (Note 14)	3,182,985	3,550,636
Property, plant and equipment (Note 13)	11,992,163	12,979,431
Intangible assets (Note 15)	4,833,996	4,906,443

	22,738,114	24,264,838

Total assets	28,204,934	30,163,492

The accompanying notes are an integral part of this interim financial information

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Consolidated Balance Sheets
In thousands of reais	(continued)

Liabilities and shareholders' equity	September 30, 2011	December 31, 2010
	(Unaudited)
Current
Loans and financing (Note 16)	988,681	623,684

Derivative Instruments (Note 7)	261,712
Trade payable	355,432	424,488
Payroll, profit sharing and related charges	141,936	121,691
Taxes payable	63,078	63,436
Payable - Aracruz acquisition (Note 24)		1,440,676
Liabilities related to the assets held for sale (Note 23)		95,926
Dividends payable	392	266,300
Other payable	138,378	156,135

	1,949,609	3,192,336

Non-current
Loans and financing (Note 16)	10,325,064	9,957,773
Derivative Instruments (Note 7)	70,164
Taxes payable	75,421	75,365
Deferred taxes (Note 11)	690,052	1,222,360
Provision for contingencies (Note 17)	35,667	155,028
Other payable	160,709	155,784

	11,357,077	11,566,310

Shareholders' equity
Capital	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)

Other reserves	1,618,824	1,627,903
Legal reserves	5,381,771	5,381,771
Accumulated losses	(501,982)

Equity attributable to shareholders of the Company	14,870,352	15,381,413
Equity attributable to non-controlling interests	27,896	23,433

	14,898,248	15,404,846

Total liabilities and shareholders' equity	28,204,934	30,163,492

The accompanying notes are an integral part of this interim financial information.

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Unaudited Consolidated Statements of Income

In thousand of reais, except for the earnings per shares

	July 1 to September 30, 2011 (3 months)	September 30, 2011 (9 months)	July 1 to September 30, 2010 (3 months)	September 30, 2010 (9 months)

Continuing operations

Net revenues (Note 19)	1,449,441	4,455,650	1,580,539	4,719,966
Cost of sales (Note 21)	(1,307,540)	(3,783,770)	(1,155,347)	(3,442,234)

Gross profit	141,901	671,880	425,192	1,277,732

Operating income (expenses)
Selling expenses (Note 21)	(66,668)	(204,733)	(73,314)	(219,370)
Administrative (Note 21)	(70,998)	(228,552)	(81,388)	(229,105)
Equity in losses of affiliates, net	(174)	(479)	(6,537)	(7,144)
Other operating expenses, net (Note 21)	135,628	106,976	(25,024)	19,075
	(2,212)	(326,788)	(186,263)	(436,544)

Income before financial income and expenses	139,689	345,092		841,188

Financial income (Note 20)	297,180	365,698	115,549	354,569
Financial expenses (Note 20)	(993,518)	(1,251,805)	(298,175)	(893,717)
Foreign exchange gain (loss) (Note 20)	(1,296,978)	(840,442)	430,283	139,698
	(1,993,316)	(1,726,549)	247,657	(399,450)

Income (loss) from continuing operations before taxes on income	(1,853,627)	(1,381,457)	486,586	441,738

Taxes on income
Current (Note 11)	1,216	73,430	(2,090)	73,182
Deferred (Note 11)	752,520	556,760	(211,361)	(102,498)

Net income from continuing operations	(1,099,891)	(751,267)	273,135	412,422

Discontinued operations
Net income (loss) from discontinued operations (Note 23)		240,655	29,668	28,900

Net income	(1,099,891)	(510,612)	302,803	441,322

Attributable to
Shareholders of the Company - continued operations	(1,100,914)	(753,722)	272,611	409,476
Shareholders of the Company - discontinued operations		240,655	29,668	28,900
Non-controlling interests	1,023	2,455	524	2,946

Net income	(1,099,891)	(510,612)	302,803	441,322

Basic and diluted earnings per share – continued operations (in reais) (Note 22)		(1.612)		0.875

Basic and diluted earnings (loss) per share – discontinued operations (in reais) (Note 22)		0.515		0.062

A separate "Statement of Comprehensive Income" is not presented as there are no further comprehensive income items.

The accompanying notes are an integral part of this interim financial information.

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Statements of Changes in Shareholders' Equity
In thousands of reais

				Statutory reserves
							Special reserve	Retained
							for minimum	Earnings
	Capital	Capital reserve	Treasury shares	Other reserves	Legal	Investments	dividends not distributed	(accumulated losses)	Total	Non-controlling interest	Total

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Realization of revaluation reserve, net of tax				(920)				920
Net income								438,376	438,376	2,946	441,322
Acquisition of own shares for treasury			(9,590)						(9,590)		(9,590)

As of September 30, 2010 (Unaudited)	8,379,397	2,688	(10,346)	1,628,178	273,868	4,650,241	121,958	439,296	15,485,280	21,871	15,507,151
Realization of revaluation reserve, net of tax				(275)				275
Net income								160,270	160,270	1,562	161,832
Appropriated legal reserve					29,932			(29,932)
Dividends distributed							(121,958)	(142,179)	(264,137)		(264,137)
Appropriated earnings reserve						427,730		(427,730)

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Capital increase										2,008	2,008
Realization of revaluation reserve, net of tax				(9,079)				9,079
Net loss								(513,067)	(513,067)	2,455	(510,612)
Lapsed dividends								2,006	2,006		2,006

As of September 30, 2011 (Unaudited)	8,379,397	2,688	(10,346)	1,618,824	303,800	5,077,971		(501,982)	14,870,352	27,896	14,898,248

The accompanying notes are an integral part of this interim financial information.

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Unaudited Consolidated Statements of Cash Flow
In thousand of reais

	September 30, 2011 (9 months)	September 30, 2010 (9 months)

Income (loss) from continuing operations before taxes on income	(1,381,457)	441,738

Adjusted by
Income before taxes on income from discontinued operations (Note 23)	364,629	43,788
Depreciation, depletion and amortization	1.344.620	1.158.211
Unrealized foreign exchange (gains) losses, net	840,575	(139,698)
Change in fair value of financial instruments	375,237	(52,663)
Equity in losses of affiliates, net	479	7,145
Accretion of present value - Aracruz acquisition	40,893	241,993
Gain (Loss) on disposal of property, plant and equipment, net	(9,402)	12,773
Gain on disposal of investment, net	(532,850)
Interest income	(130,340)	(144,474)
Interest expense	486,183	574,224
Change in fair value of biological assets	(5,790)	(68,296)
Provisions and others	73,729	27,179

Decrease (increase) in assets
Trade accounts receivable	121,066	(184,430)
Inventories	(226.021)	(99.257)
Recoverable taxes	(121,369)	(80,290)
Other receivables/advances to suppliers	(58,473)	97,050

Decrease (increase) in liabilities
Trade payables	(12,103)	(21,904)
Taxes payables	(12,527)	21,070
Payroll, profit sharing and related charges	30,298	8,461
Related parties	(15,562)
Other payables	(64,337)	(81,831)

Cash provided by operating activities	1,107,477	1,760,789

Interest received	171,218	102,293
Interest paid	(383,741)	(496,890)
Income taxes paid		(14,218)

Net cash provided by operating activities	894,954	1,351,974

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(1,481,569)	(2,533,333)
Acquisition of property, plant and equipment	(950,866)	(713,476)
Marketable securities, net	(184,386)	1,715,193
Proceeds from sale of an interest in an affiliate (Note 1.(c))	2,076,143
Proceeds from sale of property, plant and equipment	40,728	8,214
Cash received (paid) on maturity of derivatives”	89,611	(2,473)
Acquisition of intangible assets and others	(2,036)

Net cash used in investing activities	(412,375)	(1,525,875)

Cash flows from financing activities
Borrowings	2,551,443	5,978,140
Repayments - principal amount	(2,875,352)	(5,942,709)
Dividends paid	(263,902)
Others	16,913	(9,714)

Net cash provided by (used in) financing activities	(570,898)	25,717

Effect of exchange rate changes on cash and cash equivalents	(24,057)	(17,726)

Net decrease in cash and cash equivalents	(112,376)	(165,910)

Cash and cash equivalents at beginning of year	431,463	645,749

Cash and cash equivalents at end of quarter	319,087	479,839

The accompanying notes are an integral part of this interim financial information.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The accompanying notes are an integral part of this interim financial information.

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Unaudited Consolidated Statements of Value Added
In thousand of reais

	September 30, 2011 (9 months)	September 30, 2010 (9 months)

Revenue
Gross Sales	4,749,745	5,637,941
Revenue relating to the construction of own assets and others	1,254,855	339,225

	6,004,600	5,977,166

Inputs acquired from third parties
Cost of Sales	(2,115,451)	(2,053,900)
Materials, energy, outsourced services and others	(964,656)	(803,387)
	(3,080,107)	(2,857,287)

Gross value added	2,924,493	3,119,879

Retentions
Depreciation and amortization	(1,344,620)	(1,158,211)

Net value added generated by the entity	1,579,873	1,961,668

Value added received through transfer
Equity in results of investees	(480)	(7,144)
Finance income	1,412,503	1,368,207

	1,412,023	1,361,063

Total value added to distribute	2,991,896	3,322,731

Distribution of value added
Personnel and social charges	440,847	434,713
Direct remuneration	342,562	326,037
Benefits	79,248	86,095
Government Severance Indemnity Fund for Employees(FGTS)	19,037	22,581

Taxes and contributions	(179,356)	483,805
Federal	(325,795)	283,127
State	126,812	182,922
Municipal	19,627	17,756

Interest and rentals	3,241,017	1,962,891
Profit not invested (loss) for the year	(513,068)	438,376
Non-controlling interest	2,456	2,946

Value added distributed	2,991,896	3,322,731

The accompanying notes are an integral part of this interim financial information.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

1	Operations

(a)	General information

Fibria Celulose S.A. and its subsidiaries (the "Company", "Fibria", "we" ) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo that produces eucalyptus pulp from our forestry operations.

The Company's business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for products from pulp; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(b)	Facilities in operation and forest base

The company operates bleached eucalyptus Kraft pulp facilities, with total annual capacity of approximately 5.25 million tons in the following locations:

Facility	Location (Brazil)	Annual production capacity (tons

Pulp Facilities
Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*) Represents 50% of the annual production capacity of Veracel's pulp mill.

Fibria forests are located in six Brazilian states, consisting of approximately 968 thousand hectares, including reforested and protected areas as follows:

	Forested	Total Area

State
São Paulo	80,245	147,594
Minas Gerais	13,215	27,257
Rio de Janeiro	1,696	3,414
Mato Grosso do Sul	228,203	346,200
Bahia	145,986	278,746
Espírito Santo	96,251	164,758

	565,596	967,969

We have disregarded from the table above the forest base of the state of Rio Grande do Sul, since their assets were also discontinued and are being presented as assets held for sale, as detailed in Note 23.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(c)	Sales of CONPACEL, KSR and Piracicaba

On December 21, 2010, the board of directors approved the disposal of its cash generating units (“CGUs”), Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company consummated the sale in January 31, 2011 and February 28, 2011 of the legacy net assets of CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, upon signing with Suzano Papel e Celulose S.A. ("Suzano") the purchase agreement establishing covenants for the payment by Suzano.

The Company consummated the sale in September 29, 2011, of the legacy net assets of the cash generating unit named Piracicaba, which consists of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over than 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregated purchase consideration of US$ 313 millions, equivalents then to R$ 567,375 at that date.
The disposal of its CGUs is consistent with the Company’s strategy of concentrating activities in the pulp business and strengthening the Company’s strategic focus in the market pulp. The Company has used the proceeds to reduce its debt levels.

Information about the results and cash flows of the discontinued businesses are presented in Note 23.

(d)	Losango Project

In June 30, 2011, management, taking into account the decision and the programs in place in order to identify a potential buyer and to conclude the sale of the Losango project assets, announced the intention of divesting these assets. The details are presented in Note 23 .

2	Presentation of Interim Financial Information and Significant Accounting Practices

2.1	Interim Financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2010 considering its purpose is to provide an update of the activities, events and significant circumstances in relation to the ones presented in those annual financial statements.

The accounting practices, which include the measurement principles for recognition and valuation of the assets and liabilities, as well as the calculation methods used in the preparation of this financial statement and the use of the estimates, are the same as those used in the preparation of the most recent annual financial statements presented, except to the extent disclosed in Note 4.2.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

2.2	Approval of the Financial Information

The issue of this financial information was approved by the Board of Directors on October 25, 2011.

2.3	Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom equal the related actual results.

In the nine months ended September 30, 2011, there have been no changes in the estimates and assumptions which are likely to cause a significant adjustment in the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 4 to our most recent annual financial statements.

3	Standards, Amendments and Interpretations of Existing Standards that Are not Yet Effective

Below is a list of standards/interpretations that have been issued and are effective for future periods. The Company has not early adopted these standards/interpretations.

.
IAS 28 - "Investments in associates and joint ventures", IFRS 11 – “Joint arrangements” and IFRS 12 “Disclosure of interests in other entities”, all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible forentities whose control isshared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

(i)	“Joint operations” - A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.
(ii)	“Joint ventures”- A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement..

IFRS 12 requires an entity to provide qualitative disclosures regarding  interests in subsidiaries, joint agreements and in non consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls or has significant influence  or those used in order to classified the joint agreements between “Joint operations” and “Joint ventures” as well as other disclosures with resoect to the nature and extension of significant restrictions and risks associated with such entities.. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Management is assessing the impacts of these standards on the existing joint arrangements.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

.
IFRS 7 “Financial Instruments – Disclosures”, issued in October 2010. The change in the standard on disclosure of financial instruments seeks to promote transparency in the disclosure of financial asset transfer transactions, improve user’s understanding of the exposure to risk in these transfers, and the effect of these risks on the balance sheet, particularly those involving the securitization of financial assets. The standard is applicable to fiscal years starting on or after July 1, 2011. The management is assessing the impacts of these standards in the existing financial instruments.

.
IFRS 9 “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets:  amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods need not be resubmitted if the entity adopts the standard for the periods started or starting before January 1, 2012. The standard is applicable as from January 1, 2013. It is not expected to have any impact on consolidated entity's financial information.

.
IFRS 10 “Consolidated financial statements”, issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes an additional guidance to assist in determining control when there are doubts in such evaluation. The standard is applicable as from January 1, 2013. It is not expected to have any impact on the consolidated financial information.

IFRS 13 “Fair value measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce the complexity of the disclosures required the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not expected to have any impact on consolidated entity's financial information.

.
IAS 19 “Employee benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will affect the accounting of the liabilities of the SEPACO plan, as defined in Note 25(c) to the annual financial statement, however, no relevant effects are expected by the management.

4	Financial Risk Management

During the six months ended June 30, 2011, Fibria announced and approved the new indebtedness and liquidity management policy, as detailed in item 4.2. The other polices and financial risk factors disclosed in the annual financial statement (Note 5), did not have any relevant changes. Below is presented an update of the liabilities and financial assets table by maturity, of the indices of financial leverage and of the sensitivity analysis, which are considered relevant by management for quarterly monitoring.

4.1	Liquidity risk

The table below presents the Company non-derivative financial liabilities and the outstanding derivative financial assets and liabilities grouped by relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date The amounts disclosed in the table are the contractual undiscounted cash flows.

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Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2011 (i)
Loans and financing	(1,182,048)	(1,737,697)	(3,962,851)	(7,868,728)
Finance lease liabilities	(8,910)	(10,671)
Payable - Aracruz acquisition
Derivative financial instruments	(227,671)	(9,803)	(74,927)	(19,475)
Trade and other payables (ii)	(493,810)	(29,391)	(14,516)	(35,080)

	(1,912,439)	(1,787,562)	(4,052,294)	(7,923,283)

At December 31, 2010 (i)
Loans and financing	(619,495)	(603,556)	(2,881,487)	(6,453,470)
Finance lease liabilities	(4,189)	(13,260)	(6,000)
Payable - Aracruz acquisition	(1,440,676)
Trade and other payables (ii)	(582,787)	(21,409)	(14,516)	(39,840)

	(2,647,147)	(638,225)	(2,902,003)	(6,493,310)

(i)
As the amounts included in the table are the contractual undiscounted cash flows, these amounts do not reconcile to the those disclosed in the balance sheet for the corresponding line items: loans, derivative financial instruments and trade and other payables.

(ii)	Trade and other payables do not include actuarial liability of R$ 60,423 (R$ 70,163 at December 31, 2010).

4.2	Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by EBITDA as defined by management (net income plus income tax, depreciation, depletion and amortization and other items). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments

On May 6, 2011, the Board of Directors has approved a new Indebtedness and Liquidity Management Policy, which aims to set guidelines for indebtedness and liquidity management, with the objective of regaining and maintaining, at all times, an investment grade level by S&P, Moody´s and Fitch.

Achieving investment grade is expected to allow Fibria to diversify its financing sources, to allow timely access to the capital markets, to lower financing costs, thus creating value to stakeholders. This Policy reinforces Fibria's corporate governance and is part of its internal controls. It is complementary to the "Market Risk Management Policy" and is applicable to Fibria Celulose S.A. and its subsidiaries (Company). The Risk Management Department has the discretion to control and report, independently from Treasury, on the compliance of those indicators described herein.

Fibria objective is to maintain, at all times, a Net Debt to EBITDA ratio within the range of 2.0x and 2.5x. Nevertheless, Fibria may reach a maximum leverage ratio of 3.5x depending on the point of the expansion cycle. At no time, Fibria will take strategic and management decisions that may result in this ratio to exceed 3.5x. The Net Debt over EBITDA ratio shall be calculated based on the last day of each quarter as the division of Net Debt at this date by accumulated EBITDA during the preceding four quarters.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Company should maintain a Minimum Cash Balance, as defined below, in order to avoid that any cash flow mismatches jeopardizes its liquidity. The Minimum Cash Balance is defined as the sum of: (i) the minimum cash necessary to support Fibria´s operational cash conversion cycle; (ii) the minimum cash necessary to support short term debt service. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria´s liquidity will be mainly monitored through 12 months projected cash flows. Cash flow projections shall comprise stress tests considering exogenous market risk factors such as fluctuations in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

The financial debt and liquidity management should still consider the contractual financial covenants, contemplating a safety margin in order for them not to be exceeded.

The Company will prioritize funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

Should the Net Debt over EBITDA ratio and / or the Minimum Cash Balance not be within the guidelines limits due to exogenous facts, all efforts shall be taken to bring them back to compliance.

Fibria’s Treasury is in charge of elaborating contingency plans, which will specify all necessary actions to address such potential non-compliance. The plan shall be submitted to the Finance Committee and duly monitored by all parties involved in this process.

The indebtedness ratios at September 30, 2011 and December 31, 2010 were as follows:

	Millions of reais (12 months )
	September 30, 2011	December 31, 2010

Loans and financing (note 16)	11,314	10,581
Payable - Aracruz acquisition		1,441

Less: cash and cash equivalents (note 5)	319	431
Less (plus): derivative instruments (note 7)	(331)	133
Less: marketable securities (note 6)	1,784	1,641

Net debt	9,542	9,817

Total adjusted index	2,256	2,749

Indebtedness ratio	4.2	3.6

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Adjusted index is reconciled to the carrying amounts as follows:

	Millions of reais (12 months )
	September 30, 2011	December 31, 2010

Income before financial results and taxes on income
Continuing operations	485	980
Discontinued operations	426	120
Depreciation, amortization and depletion (i)	1,803	1,617

EBITDA	2,714	2,717

Gain on disposal of net assets of CONPACEL, KSR and Piracicaba	(533)
Impairment of ICMS tax credits	71	111
Change in fair values of biological assets	(30)	(92)
Other	34	13

	2,256	2,749

(i)
Does include amounts allocated to the cost of sales, selling and administrative expenses and cannot be reconciled with the amounts presented in the statement of cash flows since such amounts include depreciation included in unsold stocks.

The indebtedness ratio rose significantly from 3.6 in 2010 to 4.2 in September 2011, mainly due to the devaluation of the real at the end of the period. The average exchange rate of last twelve months, reflected in EBITDA, was R$ 1.68 while the exchange rate at the end of the quarter closing, reflected in the net debt, was R$ 1.85. The increase in the indebtedness ratio reflects this mismatching between the impact of devaluation of the real in the EBTIDA on one side and in the net debt on the other side.

Our policies contemplate to disclose a Contingency Plan that encompasses the actions necessary to achieve the target indebtedness ratios if such ratios exceed the thresholds established in the policy. Fibria is working on actions that in due course will be publicly announced in order to take the indebtedness ratio back to compliance. The increase in the ratio resulted exclusively from exogenous factors.
. Considering such scenario, The Company continue to be focused on various actions  including fixed and variable costs, selling expenses and Capex.

4.3	Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects from changes in relevant risk variables to which the Company is exposed at the end of the period. Management believes that a reasonably possible scenario would include a depreciation of the U.S.Dollar, and changes in the pulp price over a three-month projected period considering current market expectations and historical changes in prices of pulp. The other risk factors were not considered to have a significant effect on the result of financial instruments.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense)

Loans and financing	Depreciation of 5.6% of the U.S. dollar in relation to the Ptax rate at September 30, 2011 - from R$ 1.8544 to R$ 1.75	630,126
Cash, cash equivalents and marketable securities		(14,718)
Derivative instruments		258,225
Trade accounts receivable		(54,470)
Trade payables		1,824

		820,987

As the shown above, a devaluation of the U.S. Dollar, considering the closing rate and the balance of such financial instruments in September 30, 2011, would lead to a reduction in the liabilities recognized in the balance sheet and corresponding a gain in financial income in the approximated amount of R$ 820,987.

Furthermore, considering this projective scenario compared with the average exchange rate of R$ 1.65 observed during the 12 months ended September 30, 2011, net revenue would increase by 5.2%, representing an approximate amount of R$ 329,000 over a 12-month period.

Additionally, a reduction of 8.49% in the list price of pulp, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index – Bloomberg source – last ten years), would lead to a reduction of approximately R$ 368,618  in net revenues over a 9-month period.

According to the CVM Decision nº550/08, the following information presents the fair value of derivatives, loans and marketable securities, in two adverse scenarios, that could generate significant losses to the Company.  The probable scenario was stressed considering an additional 25% and 50% in respect to the probable scenario of R$ 1.75:

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values
	Probable	Possible (25%)	Remote (50%)
	R$ 1.75	R$ 2.1875	R$ 2.6250

Derivative instruments	258.225	(582.821)	(1.427.601)
Loans and financing	630.126	(1.419.539)	(3.469.204)
Marketable securities	(14.718)	33.157	81.033

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

5	Cash and Cash Equivalents
	Average yield - % p.a.	September 30, 2011	December 31, 2010

Cash and banks		92,910	77,506
Cash equivalents
Local currency
Purchase and reasale agreements	102.5 of CDI	3,880
CDB	102.5 of CDI	12,053
Foreign currency
Time deposits	0.20	210,244	353,957

Cash and cash equivalents		319,087	431,463

Time deposits are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

During the period ended September 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 8 to such financial statements.

6	Marketable Securities

Marketable securities include financial assets classified as held for trading, as follows:

	September 30, 2011	December 31, 2010

Government securities and purchase and resale agreements (“repo”)	585,671	627,052
Private securities and repos	1,198,774	1,013,883

	1,784,442	1,640,935

Private securities are mainly composed by short-term investments in CDB and repos which have immediate liquidity and carry out interest based on the variation of the Interbank Deposit Certificate (CDI). Government securities are composed by National Treasury Bill and Notes. The average yield of marketable securities is 101.93% of the CDI (101.5% in 2010).

The Company does not measure financial assets   in BOX (cap and floor) operations at fair value, because the product offered by the financial institution is considered to be an interest-bearing instrument, with interest based on CDI not exposing the Company to foreign exchange risk. The balance of these application in September 30, 2011 is R$ 30,894.

During the period ended September 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 9 to such financial statements.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

7	Derivative Instruments

The table below presents the outstanding derivative instruments classified by maturity, counterparty, notional value and fair value.

		September 30, 2011		December 31, 2010
Maturity	Counterparty	Notional – thousand of U.S. Dollars	Fair value	Notional – thousand of U.S. Dollars	Fair value

Swap JPY x USD
january, 2014	Citibank	45,000	28,703	45,000	17,201

Swap Libor 3M x Fixed
february, 2014	Morgan Stanley	117,824	(5,276)	153,171	(6,138)
february, 2014	Goldman Sachs	59,000	(2,721)	76,700	(3,202)
july, 2014	Goldman Sachs	75,000	(5,937)	87,500	(5,565)

Swap DI x USD
september, 2018	Safra	236,731	810	246,612	39,886

Swap TJLP x USD
june, 2017	Citibank	109,675	(26,444)
june, 2017	Santander	242,508	(59,315)
june, 2017	HSBC	78,946	(12,424)

Swap Pré x USD
December, 2017	Itaú	44,076	(9,757)

Non Deliverable Forward (USD)
january, 2011	BES Brasil			8,000	1,806
january, 2011	Itaú			15,000	909
january, 2011	Bank of America			26,000	4,642
january, 2011	HSBC			28,328	4,152
january, 2011	BNP Paribas			9,000	1,669
january, 2011	Standard Bank			5,000	1,576
january, 2011	Goldman Sachs			5,000	377
january, 2011	Santander			18,700	1,939
february, 2011	BES Brasil			8,000	2,315
february, 2011	Itaú			4,500	271
february, 2011	Bank of America			14,250	4,030
february, 2011	HSBC			13,127	1,560
february, 2011	BNP Paribas			6,500	2,153
february, 2011	Goldman Sachs			17,000	1,451
february, 2011	Santander			17,000	2,712
february, 2011	Citibank			5,000	389
february, 2011	Deutsche			5,000	379
march, 2011	BES Brasil			7,000	1,745
march, 2011	Itaú			8,500	933
march, 2011	Bank of America			17,500	4,460
march, 2011	HSBC			9,376	2,534
march, 2011	BNP Paribas			11,000	957
march, 2011	Standard Bank			7,000	2,231
march, 2011	Goldman Sachs			7,000	393
march, 2011	Deutsche			15,000	1,146
april, 2011	BES Brasil			7,000	1,756
april, 2011	Itaú			3,000	462
april, 2011	Bank of America			4,200	230
april, 2011	HSBC			6,450	445
april, 2011	BNP Paribas			21,250	5,740
april, 2011	Standard Bank			14,000	4,428
april, 2011	Goldman Sachs			11,200	701
april, 2011	JP Morgan			4,500	258

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		September 30, 2011		December 31, 2010
Maturity	Counterparty	Notional – thousand of U.S. Dollars	Fair value	Notional – thousand of U.S. Dollars	Fair value

april, 2011	Santander			2,250	149
may, 2011	BES Brasil			5,000	765
may, 2011	Itaú			10,000	1,678
may, 2011	HSBC			3,500	324
may, 2011	BNP Paribas			18,000	1,770
may, 2011	Goldman Sachs			7,000	627
may, 2011	Santander			4,200	302
may, 2011	Deutsche			15,200	970
june, 2011	Itaú			6,000	909
june, 2011	Bank of America			8,400	497
june, 2011	BNP Paribas			4,000	657
june, 2011	Standard Bank			10,200	565
june, 2011	Goldman Sachs			9,200	656
june, 2011	Santander			10,000	1,656
june, 2011	Deutsche			11,000	656
july, 2011	Standard Bank			7,000	405
july, 2011	BES Brasil			8,400	490
july, 2011	BNP Paribas			9,000	786
july, 2011	Deutsche			3,000	141
july, 2011	Goldman Sachs			8,000	483
july, 2011	Itaú			20,000	2,833
july, 2011	Santander			4,000	653
august, 2011	Standard Bank			8,000	480
august, 2011	Bank of America			8,200	499
august, 2011	BNP Paribas			13,000	1,032
august, 2011	Deutsche			11,000	654
august, 2011	HSBC			22,200	1,682
september, 2011	Standard Bank			4,000	182
september, 2011	Bank of America			10,000	585
september, 2011	BES Brasil			4,200	222
september, 2011	BNP Paribas			7,000	559
september, 2011	Deutsche			16,000	1,072
september, 2011	HSBC			9,200	658
october, 2011	Standard Bank	16,200	(641)	16,200	861
october, 2011	Bank of America	24,000	(3,460)	9,000	550
october, 2011	Citibank	14,000	(1,253)	4,000	212
october, 2011	Deutsche	9,000	(381)	9,000	534
october, 2011	Itaú	30,000	(6,431)
october, 2011	Goldman Sachs	44,000	(9,454)
october, 2011	Morgan Stanley	5,000	(1,141)
october, 2011	Standard Chartered	24,000	(2,372)
november, 2011	Standard Bank	51,200	(5,883)	21,200	1,123
november, 2011	Bank of America	17,500	(2,236)	10,000	592
november, 2011	Citibank	10,000	(1,958)
november, 2011	Itaú	15,000	(3,725)
november, 2011	Deutsche	10,000	(2,302)
november, 2011	Standard Chartered	25,000	(3,787)
december, 2011	Standard Bank	14,700	(2,213)	7,200	357
december, 2011	Deutsche	12,500	(1,141)	5,000	215
december, 2011	Barclays	61,000	(13,196)
december, 2011	Itaú	20,000	(4,683)
december, 2011	Bank of America	5,000	(1,126)
december, 2011	Goldman Sachs	7,500	(1,892)
december, 2011	Morgan Stanley	26,500	(4,229)
december, 2011	Standard Chartered	7,500	(842)
january, 2012	Barclays	18,500	(4,415)
january, 2012	Citibank	11,000	(2,425)
january, 2012	Itaú	34,000	(8,486)
january, 2012	Santander	12,500	(1,315)

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		September 30, 2011		December 31, 2010
Maturity	Counterparty	Notional – thousand of U.S. Dollars	Fair value	Notional – thousand of U.S. Dollars	Fair value

january, 2012	Bank of America	15,000	(3,322)
january, 2012	Deutsche	7,500	(783)
january, 2012	Goldman Sachs	18,500	(4,926)
january, 2012	Standard Bank	7,500	(1,804)
january, 2012	Standard Chartered	10,000	(1,988)
february, 2012	Barclays	11,000	(2,404)
february, 2012	Citibank	11,000	(2,404)
february, 2012	Santander	7,500	(738)
february, 2012	Bank of America	12,000	(2,681)
february, 2012	Goldman Sachs	7,500	(1,892)
february, 2012	HSBC	12,000	(2,658)
february, 2012	Morgan Stanley	20,000	(4,419)
february, 2012	Standard Chartered	7,500	(755)
march, 2012	Itaú	21,500	(4,765)
march, 2012	Bank of America	7,500	(1,722)
march, 2012	Goldman Sachs	20,000	(4,010)
march, 2012	HSBC	16,000	(3,475)
march, 2012	Morgan Stanley	7,500	(1,700)
march, 2012	Standard Chartered	20,000	(3,892)
april, 2012	Itaú	22,500	(5,399)
april, 2012	Bank of America	5,000	(1,208)
april, 2012	Morgan Stanley	58,000	(12,673)
april, 2012	Standard Chartered	20,000	(4,096)
may, 2012	Itaú	25,000	(5,343)
may, 2012	BES Brasil	10,000	(2,160)
may, 2012	Goldman Sachs	5,000	(1,169)
may, 2012	HSBC	25,000	(5,562)
may, 2012	Morgan Stanley	7,500	(1,765)
june, 2012	Itaú	21,000	(5,220)
june, 2012	Bank of America	21,000	(5,196)
july, 2012	Barclays	5,000	(1,230)
july, 2012	Itaú	25,500	(5,956)
july, 2012	Bank of America	60,400	(13,489)
july, 2012	Deutsche	7,500	(1,757)
august, 2012	Barclays	19,000	(3,705)
august, 2012	Citibank	27,500	(5,651)
august, 2012	Itaú	40,000	(9,370)
august, 2012	Deutsche	7,500	(1,708)
august, 2012	HSBC	7,500	(1,944)

Options
december, 2011	Itaú	7,500	119
december, 2011	Itaú	(7,500)	(791)
december, 2011	Goldman Sachs	7,500	129
december, 2011	Goldman Sachs	(7,500)	(755)
january, 2012	Itaú	7,500	170
january, 2012	Itaú	(7,500)	(706)
january, 2012	Citibank	7,500	177
january, 2012	Citibank	(7,500)	(727)
february, 2012	Deutsche	7,500	206
february, 2012	Deutsche	(7,500)	(792)
february, 2012	Deutsche	7,500	212
february, 2012	Deutsche	(7,500)	(831)

			(331,876)		132,972

Current (*)			(261,712)		80,392

Non current			(70,164)		52,470

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The following tables present the same derivatives, classified by type of instrument, disclosing the receivable or payable legs of swap contracts, the type of hedge strategy adopted by the Company, and the schedule of potential disbursements and collections from the contracts.

(a)	Breakdown by type of derivative

	Notional value - in currency of denomination		Fair value
Type of derivative	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

NDF (US$)	1,185,000	737,131	(235,928)	90,790
Swap JPY x US$ (JPY)	45,000	4,754,615	28,703	17,201
Swap DI x US$ (US$)	236,731	246,612	810	39,886
Swap LIBOR x Fixed (US$)	251,824	317,371	(13,933)	(14,905)
Swap TJLP x US$ (US$)	431,129		(98,183)
Swap Pre x USD (USD)	44,076		(9,757)
Options	45,000		(3,588)

			(331,876)	132,972

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(b) Breakdown by type of derivative and also asset and liability leg for swaps

	Notional value - in currency of denomination		Fair value
Type of derivative	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Future contracts
Cash flow hedge (US$)	1,185,000	737,131	(235,928)	90,790

Swap contracts
Assets position
JPY fixed rate (JPY to USD)	45,000	4,754,615	130,831	112,182
USD LIBOR (LIBOR to Fixed)	251,824	317,000	474,807	509,000
BRL fixed rate (BRL to USD)	404,810	422,000	507,293	485,000
BRL TJLP (BRL to USD)	704,173		676,878
BRL Pre (BRL to USD)	70,213		66,586
Liabilities position
USD fixed rate (JPY to USD)	45,000	45,000	(102,128)	(95,000)
USD fixed rate (LIBOR to fixed)	251,824	317,000	(488,740)	(524,000)
USD fixed rate (BRL to USD)	236,731	247,000	(506,483)	(445,000)
USD fixed rate (BRL TJLP to USD)	431,129		(775,061)
USD fixed rate (BRL to USD)	44,076		(76,343)

Total swap contracts			(92,360)	42,182

Options
Dollar Options	45,000		(3,588)

			(331,876)	132,972

(c) Fair value and already settled amounts brokendown by hedge strategy

	Fair value		Value paid or received
Type of derivative	September 30, 2011	December 31, 2010	September 30, 2011	September 30, 2010

Exchange rate hedge
Cash flow - Exports	(239,516)	90,790	137,021	16,200
Debt hedge	(78,427)	57,087	21,019	(2,422)
Assets sale hedge			(61,045)

Interest rate hedge
Debt hedge	(13,933)	(14,905)	(6,081)	(25,747)

	(331,876)	132,972	90,914	(11,969)

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(d) Fair value broken down by date of disbursements/collections
	Foreign flow hedge- Exports	Foreign exchange hedge- Debt	Interest rate hedge	Total

2011	(75,642)	7,660	(2,960)	(70,942)
2012	(163,874)	14,215	(7,070)	(156,729)
2013		(6,386)	(3,417)	(9,803)
2014		732	(486)	246
2015		(39,471)		(39,471)
2016		(35,702)		(35,702)
2017		(23,774)		(23,774)
2018		4,299		4,299

	(239,516)	(78,427)	(13,933)	(331,876)

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursable at the date of contractual measurement or of maturity of each transaction, when the final result will be determined, in accordance with the then prevailing market conditions. The outstanding contracts at September 30, 2011 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(a)           Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, which are considered highly probable transactions, for changes in the exchange rate between real and the U.S. dollar.

(b)           LIBOR vs. fixed rate swap

The Company has plain-vanilla swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any changes in LIBOR.

(c)           Japanese yen
versus U.S. dollar swap

The Company has plain-vanilla swaps of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

(d)           DI versus U.S. dollar swap

The Company has plain-vanilla swaps of Interbank Deposit ("DI") versus the U.S. dollar with the objective of swapping the debt in reais with interest based on DI to a fixed-rate in U.S. dollars. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

25 of 50

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(e)	TJLP versus U.S. dollar swap

The Company has plain-vanilla swaps of long term interest rate ("TJLP") versus the U.S. dollar with the objective of swapping debt in reais with interest based on TJLP, to a fixed –rate in U.S. dollars. The swaps are matched to the related debt as regards as to underlying amounts, maturity dates and cash flows.

(f)	Dollar options

The Company entered into purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars with the same notional and maturity and the amounts are do not include any leverage feature. The difference between the strike prices of the put (lower) and of the call (higher) results in a floor and cap of the dollar exchange rate, thereby forming a "Collar".

(g)	Pre Swap versus U.S. dollar swap

The Company has plain-vanilla swaps of fixed interest rate in reais to fixed interest rates in U.S. dollar with the objective of hedging the debt in reais to a fixed interest-rate in dollar. The swaps are matched to debt as regards as to underlying amounts, maturity dates and cash flows.

(h)	Assets sale hedge

The Company entered into U.S. dollar forwards in order to hedge its future revenue, in reais, from the collection of the amount in U.S. dollar, regarding the sale of Piracicaba Papéis unit. The notional amount,  equivalent then to the sale amount of US$ 313 million was contracted with an exchange rate of 1.6181, equivalent than to R$ 506,455. The operation matured on September 29, 2011.

(i)	Fair value measurement of derivative instruments

The Company estimates the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts in the event of early settlement. This difference result from factors such as liquidity, spreads or the interest of the counterparty i in a early settlement, among others. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided by the banks and with the estimates performed by independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by the Company for financial instruments consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to record the financial instruments is defined in a manual developed by the Company's risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.
The yield curves used to calculate the fair value were as follows:

			Interest curve
	Brazil		United States	Dollar coupon
Vertex	Rate (p.a.)	Vertex	Rate (p.a.)	Vertex	Rate (p.a.)

1M	11.64	1M	0.25	1M	-31.72
6M	10.70	6M	0.45	6M	-2.66
1A	10.38	1A	0.53	1A	0.60
2A	10.63	2A	0.57	2A	2.15
3A	10.95	3A	0.73	3A	2.74
5A	11.23	5A	1.27	5A	3.71
10A	11.25	10A	2.17	10A	4.88

8	Trade Accounts Receivable

	September 30, 2011	December 31, 2010

Domestic customers	89,895	251,374
Export customers	972,678	942,916
Allowance for doubtful accounts	(56,188)	(56,114)

	1,006,385	1,138,176

As detailed in Note 23, in connection with the sale of Piracicaba unit the company transferred the amount of R$ 50,709 corresponding to domestic customers.

Credit of certain customers were transferred without the right of return  in the amount of R$ 63,967, and considering the characteristics of the transfer the assets were derecognized resulting in a reduction in the balance of domestic customers.

Additionally a combination of factors related to sales volume, average price of pulp in the internal market and the average collection period contributed to the reduction observed for domestic customers.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

9	Inventories

	September 30, 2011	December 31, 2010

Finished goods
At plant/warehouses	183,675	165,534
Outside Brazil	578,457	435,456
Work in process	18,492	30,688
Raw materials	373,740	260,187
Supplies	127,454	101,572
Imports in transit	8,837	14,422
Advances to suppliers	881	5,982

	1,291,536	1,013,841

During the period ended September 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 12 to such financial statements.

10	Recoverable Taxes

	September 30, 2011	December 31, 2010

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	203,635	251,688
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	22,842	25,433
Recoverable ICMS and Excise Tax (IPI)	590,767	557,457
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	628,471	520,339
Provision for impairment on ICMS credits	(499,367)	(481,527)

	946,348	873,390

Non-current	638,087	590,967

Current	308,261	282,423

During the period ended September 30, 2011 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 9 to such financial statements.

11	Taxes on Income

The following is a reconciliation of the effective rate of income tax for the nine months ended in September 30, 2011 and 2010:

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(a)	Reconciliation of income tax and social contribution benefit (expense)

		September 30
	2011	2010

Income before income tax and social contribution	(1,381,457)	441,738

Income tax and social contribution at statutory nominal rate - 34%	469,695	(150,191)

Reconciliation

Equity in earnings (losses)	(163)	(2,429)
Reversal of social contribution credit on export profits (i)		82,922
Tax benefit from REFIS - Law 11941/09 (ii)	16,969	9,216
Difference in tax rates of foreign subsidiaries	186,258	153,089
Effect of tax benefit on CONPACEL goodwill		(23,777)
Present value adjustment - Aracruz acquisition	(13,904)	(81,750)
Other	(28,665)	(16,395)

Income tax and social contribution expense for the period	630,190	(29,316)

Effective rate - %	45.6	6.6

(i)	Effect of Social Contribution exemption on export revenues in 2003 (Note 21(a)(ii)) to the annual financial statement.

(ii)	Tax benefit related to reversal of interest and fines from the Tax Amnesty and Refinancing Program ("REFIS") (Note 18).

(b)	Analysis of deferred tax balances

	September 30, 2011	December 31, 2010

Assets
Tax losses	542,341	699,557
Provision for contingencies	41,685	56,693
Sundry provisions	370,246	386,832
Deferred losses on derivatives instruments	112,653
Foreign exchange variation – taxation on the cash basis (MP no 1.858-10/99 article 30)	29,561
Tax amortization of goodwill	112,382	188,944

Total	1,208,958	1,332,025

Liabilities
Accelerated tax incentive depreciation	12,532	15,004
Foreign exchange variation – taxation on the cash basis (MP no 1.858-10/99 article 30)		465,657
Reforestation costs already deducted for tax purposes	271,967	194,945
Fair value of biological assets	189,402	297,273
Effect of business combination on acquisition of Aracruz	55,396	63,093
Deferral of gains on derivative contracts		45,173
Tax benefit on unamortized goodwill	156,553	137,012
Other provisions	4,202	4,203

Total	690,052	1,222,360

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

On June, 2011, the Company used the amount of R$ 365,091 of tax losses and of R$ 423,605 of negative basis of Social Contribution, originated through April of 2009 (which result in R$ 91,273 and R$ 38,124 of income tax and deferred social contribution respectively), for the payment of interest and fines from tax debts included in the “fiscal recovery program” (REFIS), consolidated in September 30, 2011, as detailed in Note 17

As a result of a strong appreciation of the U.S. Dollar with respect to the Real on the period ended September 30, 2011, exchange gains deferred for tax purposes and gains on derivative financial instruments observed in prior periods, which for tax purposes are recognized in tax basis, were reversed, resulting in a relevant reduction in the corresponding deferred tax liabilities.

The balance of Goodwill based on the expectation of future profitability on the Aracruz acquisition and to be amortized for tax purposes is R$ 1,951,425, representing a tax credit of income tax and social contribution in the amount of R$ 663,485 to be recognized over 89 months.

12	Significant Related Party Transactions and Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. ("VID"), which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of its shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

	Balances receivable (payable )
	Nature	September 30, 2011	December 31, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(436)	(283)
BNDES	Financing	(1,792,249)	(1,754,267)

		(1,792,685)	(1,754,550)

Transactions with subsidiaries, joint ventures and associates
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(12,869)	(12,869)

Votorantim Group companies
VOTO III	Eurobond	(115,435)	(99,320)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(29)	(20)
Banco Votorantim S.A.	Financial investments	157,366	194,767
Vorantim Participações	Mutual agreement	5,563	5.307
Companhia Nitro Química Brasileira	Chemical products supplier	(618)	(590)
Anfreixo S.A.	Material supplier	(179)	(400)
Votorantim Cimentos S.A.	Leasing of lands	(6)	(248)
Votorantim Metais Ltd.	Leasing of lands	(186)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(31)
Votorantim Cimentos S.A.	Others	353	353

		46,796	99,818

Total net balance		(1,758,758)	(1,667,601)

Presented in the following lines:

Assets
Marketable Securities		156,445	194,767
Related parties – non current		5,563	5,307
Liabilities
Loans and Financing		(1,907,684)	(1,853,587)
Other liabilities		(13,082)	(14,088)

		(1,758,758)	(1,667,601)

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

		Income (expenses)
	Nature	September 30, 2011	September 30, 2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(6,938)	(7,879)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(127,663)	(99,015)

		(134,601)	(106,894)

Votorantim Group companies
VOTO III	Eurobond	(20,191)	(10,115)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(27,377)	(21,746)
Banco Votorantim S.A.	Investments	15,990	13,961
Companhia Nitro Química Brasileira	Chemical products supplier	(6,122)	(6,573)
Anfreixo S.A.	Material supplier	(5,447)	(5,997)
Indústria de Papel de Pedras Brancas	Wood supplier		(39)
Votorantim Cimentos S.A.	Leasing of lands	(865)
Votorantim Metais Ltda.	Leasing of lands	(11,158)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(303)
Votorantim Cimentos S.A.	Others	74	11

		(55,399)	(30,498)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

(i)	Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,118 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advisory, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants, as detailed in the most recent annual financial statement (Note 21(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were entered int0.

32 of 50

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(ii)	Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no allocation of expenses is necessary. There was a one-off purchase of intercompany receivables from this subsidiary, in the amount of R$ 241,214, relating to export shipments. These operations settled December 2011 at 1% p.a.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled entity Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood.

(iii)	Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a. The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply its unit in Jacareí. The total amount contracted is R$ 22,400, guaranteeing 172,500 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining contract amount.

The Company maintains investments in CDB and securities purchased under agreement to resell (“repos”) issued by Banco Votorantim S.A., with average remuneration of 104.9% of the CDI, maturity on March 11, 2013. The Company's cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19,000, in exchange for the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A.  until December 2012. This contract does not establish minimum quantities to be supplied. In addition, record-keeping and sewage services were contracted until January 2, 2013 for R$ 1,700. In the case of contract rescission, there is a fine set at 50% of the unexecuted part of the contract payable by the party requesting termination.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio – CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the period ended September 30, 2011 and the year ended in December 31, 2010, no provision for impairment was recognized on assets involving related parties.

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 28, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for the fiscal year 2011 was R$ 37,491. The remuneration, including all benefits, are summarized as follows:

	September 30
	2011	2010

Short-term benefits to officers and directors	15,651	10,206
Termination benefits	8,019	4,851

	23,670	15,057

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved a compensation program based on the changes in the value of its shares, as detailed in the most recent annual financial statement (Note 26).

Short-term benefits to officers and directors do not include compensation for the Audit, Risk, Compensation and Sustainability Committees' members.

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

13	Property, Plant and Equipment

The rollforward of the carrying amounts at the beginning of the year and at the end of period is as follows:

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credit		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,059	89	11,137		347,804	3,114	377,203
Disposals	(13,874)	(6,935)	(9,995)				(30,804)
Depreciation		(92,118)	(506,841)			(12,322)	(611,281)
Reclassification to assets held for sale	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	23,048	53,801	321,331	(46,446)	(448,528)	5,572	(91,222)

At September 30, 2011	1,859,691	1,512,744	8,071,339	234,009	270,487	43,893	11,992,163

(*)Refer to advances reclassified to biological assets group and non-current advances.

As detailed in Note 23, the company reclassified assets related to the Losango project as assets held for sale, and disposed the assets related to the Piracicaba unit, with a carrying amount of R$ 631,164.

Other than that there have been no relevant changes with respect of the operations presented in the most recent annual financial statement and detailed in Note 17 to such financial statements.

14	Biological Assets

The rollforward of the book balances at the beginning of the year and at the end of period is as follows:

	September 30, 2011	December 31, 2010

At the beginning of the period	3,550,636	3,791,084
Change in fair value
Depleted during the period	(743,584)	(851,681)
Additions	564,407	642,567
Change in fair value	5,790	92,319
Disposals	(2,005)
Advance to suppliers transfers	49,336	37,112
Reclassification to assets held for sale	(241,595)	(160,765)

At the end of the period	3,182,985	3,550,636
As detailed in Note 23, in 2011 the company reclassified the biological assets related to the Losango project amounting to R$ 241,495 to assets held for sale. In 2010 have been reclassified the assets related to the CONPACEL unit for subsequent disposal in 2011.

35 of 50

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Other than that there have been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 19 to such financial statements.

Following the company’s accounting policy during the six months ended June 30, 2011 a measurement of the fair value of biological assets was performed. There were no relevant changes to the assumptions adopted in December 31, 2010 and the final result of measurement generated a total adjustment of R$.5,790.

15	Intangible Assets

		September 30, 2011			December 31, 2010
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Systems development and deployment	20	185,779	132,645	53,134	63,239
Databases	10	456,000	125,400	330,600	364,800
Patents	15.9	129,000	56,499	72,501	87,910
Relationship with suppliers
Diesel and ethanol	20	29,000	18,103	10,897	15,834
Chemical products	6.3	165,000	28,586	136,414	144,210
Goodwill
Aracruz		4,230,450		4,230,450	4,230,450

		5,195,229	361,233	4,833,996	4,906,443

In the period ended September 30, 2011 there has been no relevant changes with respect of the operations presented in the most recent annual financial statement and detailed in Note 18 to such financial statements.

36 of 50

Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

16	Loans and Financing

Current	Average
	annual	September 30,	December 31,
Type/purpose	charges - %	2011	2010

In foreign currency
Export credits (prepayment)	3.6	63,928	42,967
Bonds - VOTO IV	8.5	4,488	788
Eurobonds (issued by VOTO III)	4.3	986	1,875
Eurobonds (issued by Fibria Overseas)	7.4	76,940	34,558
Export credits (ACC)	2.0	381,073	66,693
FINIMP	1.5		2,417
Leasing	2.2	8,551	4,189
Export credits (Finnvera)	3.8	40,852	39,089
EIB Europe Inv. Bank	0.9	775	4,178

		577,593	196,754

In reais
BNDES
TJLP	9.1	301,988	294,972
Currency basket	8.7	46,453	41,996
FINEP/FINAME	5.2	347
Rural credit note	9.6		20,611
NCE in reais	6.0	50,613	63,246
Midwest Region Fund	8.5	11,687	6,105

		411,088	426,930

		988,681	623,684

Non-current	Average
	annual		September	December 31,
Type/purpose	charges - %	Maturity	30, 2011	2010

Foreign currency
Export credits (prepayment)	3.6	2012 a 2020	2,748,263	4,440,775
Bonds - VOTO IV	8.5	2020	366,195	333,240
Eurobonds (issued by VOTO III)	4.3	2014	114,449	97,445
Eurobonds (issued by Fibria Overseas)	7.4	2021	4,674,008	2,896,617
Export credits (ACC)	2.0	2012	233,306
FINIMP	1.5	2012		2,154
Leasing	2.2	2013	10,285	19,260
Export credits (Finnvera)	3.8	2012 a 2018	214,495	227,328
EIB Europe Inv. Bank	0.9	2012		694

			8,361,001	8,017,513

In reais
BNDES
TJLP	9.1	2012 a 2017	1,237,728	1,246,757
Currency basket	8.7	2012 a 2017	199,521	170,542
FINEP/FINAME	5.2		6,212
NCE	6.0	2012 a 2013	461,624	455,555
Midwest Region Fund	8.5	2012 a 2017	58,978	67,406

			1,964,063	1,940,260

			10,325,064	9,957,773

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The maturities of the non-current portion of the debt at September 30, 2011 are presented below:

Maturity of
long-term		Foreign
Installments	Reais	currency	Total	Percentage

2012	96,767	232,018	328,785	3%
2013	345,082	253,980	599,062	6%
2014	396,804	529,463	926,267	9%
2015	399,883	289,561	689,444	7%
2016	245,863	388,389	634,252	6%
2017	285,144	507,506	792,650	8%
2018	170,910	428,701	599,611	6%
2019	23,610	438,895	462,505	4%
2020		3,902,085	3,902,085	38%
2021		1,390,403	1,390,403	13%

	1,964,063	8,361,001	10,325,064	100%

(a)	Relevant operations entered into during the period

On January 2011, the Company executed three Export Credit ("ACC") contracts receiving advances against future exports in the amount of US$ 50 million each, resulting in a total of US$ 150 million  (equivalent to R$ 248,640 at the exchange rates of the dates of each disbursement) maturing in June 2012 with a fixed interest rate of 2.09% p.a.

On March 2011, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2021", equivalent to R$ 1,240,875 at the exchange rate of the date of the transaction) in the international market, maturing in ten years and with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

On May 2011, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 300 million (equivalent to R$ 488,850 at the exchange rate of the date of the transaction), bearing interest at the quarterly LIBOR rate plus 1.80% p.a.  (which can be reduced to 1.60% p.a. upon obtaining investment grade) maturing in 8 years, with annual principal installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

On June 2011, the Company signed six Export Credit Contracts (“ACC”) in the amount of US$ 125 million (equivalent then to R$ 197,575 at the exchange rate of the date of the transaction) with maturities through November 2012, with a fixed interest rate, being US$ 75 million at 2.05% p.a and US$ 50 million at 2.09% p.a.

(b)	Relevant operations settled during the period

On March 29, 2011 the Company early repaid, with proceeds from the Conpacel sale and from the issuance of the Fibria 2021 bond, the amount of US$ 600 million (equivalent to R$ 992,760 at the exchange rate on the date of repayment) an operation contracted in September 30, 2010, concerning an Export Credit Contract with eleven banks in the amount of US$ 800 million (equivalent to R$ 1,355,360 at the exchange rate of the date of the transaction) with maturities through 2018, bearing interest at the quarterly LIBOR rate plus 2.755%, which can be reduced to 2.3% depending on the levels of indebtedness and the rating of the Company.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

On March 21, 2011 the Company early repaid the total amount of US$ 600 million (equivalent to R$ 999,120 at the exchange rate of the date of  payment), with proceeds from the Conpacel sale and the Fibria 2021 bond, an operation contracted in June 30, 2010, concerning an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900 at the exchange rate of the date of the transaction) with maturities through 2017, bearing interest at the quarterly LIBOR rate plus 2.80%.

On March 30, 2011, the Company settled in advance the total amount of US$ 200 million (equivalent to R$ 327,200 at the exchange rate of the date of payment), with proceeds from the Conpacel sale and from the Fibria 2021 bond, of Export Credit Contract with Banco do Brasil, bearing interest at the LIBOR rate plus 3.20% until 5.00%, maturing in 2018, renegotiated at September 30, 2010 when was reduced to 2.80%.

(c)	Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables in a specific collateral account. On June, 2011 we renegotiated the covenants of the more restrictive contracts in order to make them consistent with the other financing contracts.
The new operations of Export Credits (Prepayment) and “Revolver”, outlined in items (a) and (d), are subject to such restrictive clause. After the renegotiation, the Export Credit Contracts negotiated between 2009 and 2010, and these two new operations are subject to maintenance, at the end of each quarter, of the following levels:

	September, 2011	December, 2011	March, 2012	June, 2012	September, 2012	December, 2012 and after

Debt service cover (i)	1.00	1.00	1.00	1.00	1.00	1.00
Indebtedness level (ii)	4.25	4.00	4.00	4.00	4.00	3.50

(i)
Defined as the ratio of (i) EBITDA for the last four quarters measured based on information prepared  in accordance with accounting practices adopted in Brazil and adjusted  with respect to (ii)  total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters.

(ii)	Net debt to Adjusted EBITDA (for the last four quarters).

The principal events of default under these contracts remain unchanged with respect to those disclosed in December 31, 2010 in note 21.

The Company was fully in compliance with the covenants established in the contracts with the banks at September 30, 2011.

(d)	Unused lines of credits

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a Revolving Credit Facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus 1.55% over the disbursed amounts. Over undisbursed amounts the Company will pay 35% of the agreed interest cost.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(e)	Fair value of loans and financing and payable - Aracruz acquisition

The book value and fair value of loans and financing and payable - Aracruz acquisition are as follows:

	Book value		Fair value
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Export credits	3,681,917	4,816,852	3,918,215	5,410,468
Bonds	5,237,066	3,364,523	5,975,209	4,962,249
Finimp		4,570		4,627
Leasing	18,836	23,449	19,184	48,408
National Bank for Economic and Social Development (BNDES)	1,792,249	1,754,267	1,699,643	1,627,630
Rural credit note		20,611		20,449
NCE	512,237	518,801	585,502	622,709
Payable - Aracruz acquisition		1,440,676		1,440,676
Other	71,440	78,384	68,038	78,384

	11,313,745	12,022,133	12,265,791	14,215,600

17	Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies for potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At September 30, 2011, these claims amount to: tax R$ 2,970,176 and civil R$ 87,346.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The change in the provision for contingencies is as follows:

	September 30,	December 31,
	2011	2010

Initial balance	364,097	712,873

Reversal	(123,624)	(396,696)

New contingencies	1,221	13,934
Monetary correction	47,129	33,986

Closing balance	288,823	364,097

(-) judicial deposits	(253,156)	(209,069)

Net balance	35,667	155,028

Net exposure by type:
Tax	(5,965)	103,843
Labor	34,634	41,191
Civil	6,998	9,994

	35,667	155,028

(*)
The reversal occurred mainly as result of adherence to the Fiscal recovery program described below and of the reversal, in 2010, of the provision for social contribution on net income from exports for the year 2003, in the amount of R$ 82,922, as detailed in Note 21, to the annual financial statement.

The following is an update of the main relevant changes occurred in the progress of litigation. The details of causes under discussion are presented in Note 21 , to the annual financial statement.

Tax Amnesty and Refinancing Program ("REFIS")

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 the Company has made the consolidation of debts in the Fiscal Recovery Program (REFIS), having complied all formal requirements established in the legislation and the amounts included relate mainly to:

.	CSLL– Judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment nº 33/2001

.
IRPJ/CSLL – Judicial measure aiming the “CORREÇÃO MONETÁRIA” of the balance sheet without monetary losses generated by the “Plano Verão” – Economic plan established by the PROVISIONAL MEASURE  32/1989, converted into law 7.730/89;

.	IRRF/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%;

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations;

.
Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

.
Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

.	COFINS - rate increase from 2% to 3% as established by Law 9718/98;

.
CSLL – Tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

The following is a summary of the final values included in the program, as well the benefits obtained:

Detail of amounts
Total debts updated included in the program	516,783
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)
Total debt payable	309,356
Payments made	(21,356)
Balance of debt	288,000

Total of judicial deposits updated	349,802

Credit balance	61,802

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company is presented within non-current assets under other accounts receivable and monthly updated by SELIC.

Tax assessment notice

In December 2007, the subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) totaling R$ 1,216,054, at September 30, 2011, for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign subsidiary, recognized in Brazil as distribution of fictitious dividends, during the period from 2002 to 2006.

In June 2008, a Trial court upheld the tax assessment. The company filled an administrative appeal against that ruling, and is presently waiting the court decision.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

In September 2011, the subsidiary Normus Empreendimentos e Participações Ltda. received another income tax assessment from the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) totaling R$ 135,989, for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign subsidiary, recognized in Brazil as equity in earnings of subsidiaries, for the period of 2007.

The subsidiary in question, domiciled and operating in Hungary, sells pulp in the global market.

Based on the position of internal and external legal counsels, management understands that this Hungarian subsidiary is subject to taxation in Hungary and, therefore, the the position taken by the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) violates provisions of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which protects of taxation in Brazil the gained profits of Brazilian company earned in Hungary.

Since the year 2001, a direct action of unconstitutionality (ADI) nº 2,588, proposed by the National Confederation of Industry (CNI) is in progress at the Federal Supreme Court. The ADI has the objective of questioning the constitutionality of article 74 of the MP 2,158, establishing the taxation by the income tax and the social contribution relating to the earnings of its foreign subsidiaries, abroad regardless of the availability for the parent company or affiliate in Brazil.

In August 17, 2011 the Federal Supreme Court realized a new trial session with respect to such ADI, resulting in 5 votes in favor to the constitutionality of article 74 of the MP 2,158 and 4 votes unfavorable to its constitutionality. The trial session adjourned to await of Minister Joaquim Barbosa, the last to vote the case.

The likelihood of an unfavorable outcome for these two tax assessment, is considered possible by the Company’s internal and external legal counsels, which have deliberate to the Company to adopt a conservative position as regards to the prognosis of loss in September 30, 2011, resulting in an increase in the amount of possible losses at R$ 1,303,157.

Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Brazilian Federal Revenue Service) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, "based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled".

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

Before the cancellation of their constituent reports and, consequently, of the imminent recovery of tax benefits already availed in the years 2003 and 2004, the company is taking action writ in which remained ensured maintenance of benefits until the end of the administrative procedure of Cassation. This process, established then only came to end with the subpoena of the company in 1/4/2005 about the decision of 2nd instance of ADENE, the successor authority, the time extinct SUDENE.

Nevertheless, the Brazilian Federal Revenue Secretariat (Brazilian Federal Revenue Service) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against this decision and in August 2011  the Federal Taxpayers Council  (Conselho administrativo de recursos fiscais) deemed that the assessment by the tax authorities had partial merit and confirmed the Company's right to use the tax incentive until 2003. However, the assessment was maintained for 2004, which resulted in an assessed amount of R$ 73,100.
The Company's management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards the benefits utilized until  2004, based on the position of its internal and external legal counsel, the Company's management believes that the tax payment demanded is unjustified, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Federal Revenue Service’s (Secretaria da Receita Federal do Brasil) determinations and ADENE's qualifying reports, in a way that ADENE’s cassation could only operate effects from the end of the administrative procedures of cassation, occurred in January 04, 2005, as provided by the above mentioned security warrant.

In August 2011, Fibria filed a writ of mandamus (mandado de segurança) to challenge a final administrative decision issued in April, 2011, by the Federal Taxpayers Council (Conselho Administrativo de Recursos Fiscais), that maintained the assessment regarding 2004. In order to guarantee the amount of R$ 73,100, Fibria offered bank guarantee. Fibria has waited the solution of this suit.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting pre-established requirements (implementation, expansion or modernization of industrial enterprise), thereby securing the right to use such tax benefits until the end of the periods set forth in law and in the terms of the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) intend to cancel the tax benefits, the Company decided to stop the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is considered as remote by the Company's management and external legal counsel. As regards the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is considered as possible, and no provision has, therefore, been constituted.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

18	Long-term Commitments

(a)	Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers for a maximum period of 11 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at September 30, 2011 correspond to R$ 258,052 per year (R$ 272,595 at December 31, 2010).

(b)	Supply arrangements

Additionally, in 2007, the Company entered into a long-term agreement with International Paper for the supply of pulp for a 30-year period. The obligation based on this agreement totaled R$ 102,644 at September 30, 2011 (R$ 103,445 at December 31, 2010).

(c)	Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 88,005 at September 30, 2011 (R$ 217,389  at December 31, 2010). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

Additionally, the Company signed contracts to purchase wood from eucalyptus forests with unrelated parties maturing in seven years, in the amount of R$ 230,342 million.

19	Net Revenue

The reconciliation between gross and net revenue for the periods ended September 30, 2011 and 2010 is as follows:

	September 30
	2011	2010

Gross revenue	5,263,086	5,897,414
Federal, state and city sales taxes	(211,842)	(295,796)
Discounts and returns (*)	(595,594)	(881,652)

Net revenue	4,455,650	4,719,966

(*) Related mainly to the export customers' performance rebate.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

20	Financial Results

The financial results for the periods ended September 30, 2011 and 2010 are summarized as follows:

	September 30
	2011	2010

Financial expenses
Interest on loans and financing (i)	(560,344)	(574,224)
Unwinding of interest-acquisition of Aracruz shares	(40,893)	(241,993)
Losses on derivative financial instruments	(595,222)	(35,298)
Others	(55,346)	(42,202)

	(1,251,805)	(893,717)

Financial income
Gains on financial investment	132,115	164,335
Gains on derivative financial instruments	219,980	87,961
Reversal of indexation charges on contingent liabilities (ii)		73,409
Others	13,603	28,864

	365,698	354,569

Exchange gains/losses on loans and financing	(938,235)	189,250
Indexation and exchange variations on other assets and liabilities	97,793	(49,552)

	(840,442)	139,698

Net financial result	(1,726,549)	(399,450)

(i)	Includes amortization of borrowing costs in the amount of R$ 59,505.
(ii)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003 (Note 22(a)(iii)) to the annual financial statements.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

21	Expenses by Nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses for the nine months ended September 30, 2011 and 2010 are as follows:

	September 30
	2011	2010

Cost of sales
Depreciation, depletion and amortization	1,318,508	1,146,349
Freight	414,556	422,229
Benefits to employees	329,726	407,122
Variable costs	1,720,980	1,466,534

	3,783,770	3,442,234

Selling expenses
Benefits to employees	13,955	20,933
Commercial expenses	174,836	165,031
Operational leasing	658	1,628
Depreciation and amortization charges	8,664	3,724
Allowance for doubtful accounts	1,396	23,176
Other expenses	5,224	4,878

	204,733	219,370

General and administrative and Directors' fees expenses
Benefits to employees	95,472	91,295
Third-party services (consulting, legal and others)	83,422	88,819
Provision for losses	(421)	8,423
Depreciation and amortization charges	17,428	8,138
Donations and sponsorship	6,207	13,546
Other expenses	26,444	18,884

	228,552	229,105
Other operating revenues and expenses
Amortization of step-up to fair value of assets including intangible assets	(16,799)	(53,224)
Fair value of biological assets	5,790	110,499
Expenses related to the inclusion in the tax recovering program (REFIS)		(20,594)
Gain on disposal – Piracicaba	175,654
Provision for loss – sale of investment	(30,844)
Others	(26,825)	(17,606)

	106,976	19,075

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

22	Earnings per Share

(a)	Basic

The following table presents the detail of the calculation of the earnings per share:

	Continuing operations		Discontinuing operations
	2011	2010	2011	2010

Net income attributable to the shareholders of the Company	(753,722)	409,476	240,655	28,900

Weighted-average number of common shares outstanding	467,591,824	467,763,741	467,591,824	467,763,741
Basic earnings per share (in reais)	(1,612)	0,875	0.515	0,062

(b)	Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

23	Non-current Assets Held for Sale and discontinued operations

(a)	Discontinued operations – Conpacel, KSR and Piracicaba

As mentioned in Note 1, the Board of Directors approved the sale of CONPACEL, KSR and Piracicaba, including the industrial facilities, land and forests. The information about the results of operations for the nine months ended September 30, 2011 and 2010os presented below.
The Piracicaba plant was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to the consolidated activities.

(i)	Discontinued Operations – Conpacel and KSR–Information on statement of operations

	September 30
	2011	2010

Net revenue	65,640	560,807
Cost of sales	(41,648)	(433,386)

Gross profit	23,992	127,421

Selling and administrative expenses	(13,575)	(33,263)
Financial results	(106)	(8,408)
Gain on disposal	357,196
Others	(2,878)	(41,962)

Income before taxes on income	364,629	43,788

Taxes on income	(123,974)	(14,888)

Net income from discontinued operations	240,655	28,900

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

(ii)	Discontinued operations – Conpacel and KSR - Information on cash flow

	September 30
	2011	2010

Net cash provided by operating activities	36,886	149,193
Net cash used in investing activities	1,558,768	(12,420)
Net cash used in financing activities (*)	(1,595,654)	(137,654)

(*)	Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)	Gain on disposal

We present bellow the computation of the gain recorded in the period regarding the disposal of the CGUs CONPACEL and KSR:

	Conpacel and KSR	Piracicaba	Gain

Selling price	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)	(291,578)	(880,524)
Goodwill	(475,413)		(475,413)
Inventories	(84,055)	(90,143)	(174,198)
Other assets and liabilities	(3,158)	(10,000)	(13,158)

(=) Gross gain recognized	357,196	175,654	532,850

(-) Income taxes	(121,447)	(59,722)	(181,169)

(=) Net gain	235,749	115,932	351,681

The balance of assets and liabilities of Conpacel and KSR held for sale in December 31, 2010, respectively, on the amounts of R$ 1,196,149 and R$ 95,926 were disposed by the amounts shown in the table above.

(b)	Assets held for sale - Losango project

In June 30, 2011, management, based in its decision and taking into account the programs in place in order to identify a potential buyer and to conclude the sale of the Losango project assets, had classified these assets  as held for sale.

The Losango project assets are in condition for a immediate sale and management currently expects the sale to be consummated within nine months.

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Fibria Celulose S.A.

Notes to the Unaudited Consolidated Interim Financial Information
In thousands of Brazilian reais, unless otherwise stated

The Losango project is substantially represented by lands and forest localized in Capão do Leão, at the Rio Grande do Sul state, having an approximated forest area of 107 thousand hectares. At September 30, 2011, the project assets can be summarized as below:

Assets
Non-current
Biological assets	246,609
Property, plant and equipment	342,116
Advances to suppliers	32,077
Others	31

Total assets	620,833

The Losango project does not generate results from its operations.

24	Payable - Aracruz acquisition

The Aracruz acquisition in January 21, 2009 occurred through contraction of accounts payable, to be paid in semi-annual installments, in January and July of each year, without interest or corrections, which were recorded at present value. In July 1, 2011, there was the settlement of the final installment in the amount of R$ 626,603.

25	Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/Nº003/2011, in the annual financial statements were presented explanatory notes with details about shareholder’s equity (Note 24), benefits to employees (Note 25), and insurance (Note 31), whose assumptions, operations and policies have not had relevant changes in relation to the position presented in the financial statement of December 31, 2010.

*          *          *

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